Exhibit 99.1

SKF Invests 600 Million Swedish Kronor in Goteborg to Increase Production Capacity

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 15, 2007--SKF (STO:SKFB)(STO:SKFA)(NASDAQ:SKFR)(LSE:SKFB) is investing approximately 600 million Swedish kronor in its facilities in Goteborg to increase capacity.

Investments include two new bearing channels, two roller channels, a new heat treatment plant, new machining equipment for the production of cages, and upgrading of several bearing channels. The production volume in Goteborg has had a strong growth over the past few years, as a result of strong sales development of the company's products. During 2006, volume increased by about 10 per cent.

During the last few years, the factories in Goteborg have hired some 200 new employees, although any significant increase in new employment numbers as a result of the investments is not expected. SKF in Goteborg supplies products to industrial segments such as energy, pulp and paper, and mining. The energy and mining industries have both experienced strong growth over the past few years, which has meant added pressure on the factories in Goteborg and consequently the need for an increase in capacity. The most important markets are Europe and Asia.

Included in the investment projects are further environmental improvement measures for more energy-efficient production.

The investments, some of which were initiated last year, will be carried out over the next two years. The new heat treatment plant is the single largest investment and is expected to take a couple years to complete.

SKF in Goteborg develops and manufactures spherical roller bearings, high temperature bearings and CARB toroidal roller bearings. In addition, product development for spherical roller bearings as well as the Group's unit for process development, are also located in Goteborg. Production is mainly for export. The SKF Group employs around 41,000 people, of which 2,800 employees work in Goteborg.

Goteborg, 15 February 2007

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: ars.G.Malmer@skf.com PRESS: Gosta Andersson, SKF Sverige, tel: 0313373060, e-mail: gosta.andersson@skf.com IR: Marita Bjork, SKF Investor Relations, tel: +46 (0)31 337 1994, mobile: +46(0)705-181994, e-post: marita.bjork@skf.com

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/40/61/wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Aktiebolaget SKF
SE-415 50 Goteborg, Sweden
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com